IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

19900 MACARTHUR BOULEVARD

SUITE 1150

IRVINE, CALIFORNIA 92612

TELEPHONE: (949) 660-7700

FACSIMILE: (949) 660-7799

March 25, 2016

FILED THROUGH EDGAR

Celeste M. Murphy, Esq.

Securities Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Chineseinvestors.com Form 10K/A for year ended May 31, 2015 File No. 000-54207, Inc. (“Company” or “Registrant”)

Dear Ms. Murphy:

This letter is in response to your comment letter dated February 26, 2016. The numbers in this letter correspond to your numbered comments. Your comments are set off and in bold.

1.	General Development of Business, page 1

We note your response to comment 2. For clarify of disclosure, please provide additional information regarding the operations, scope, and purpose of your “investor relations” services. Please include a discussion of how revenue is generated from these services. Please also discuss your policy of or rationale for accepting client company stock in exchange for your services.

1. We provided additional discussion of the investor relations services at your request. In essence, as we stated, the majority of our corporate support services clients are not in a financial position to fully compensate us for the value of our services in cash. By agreeing to part of our compensation in clients’ securities, we are effectively investing in their potential growth and their potential losses.

Celeste Murphy, Esq.

Legal Branch Chief

March 25, 2016

2.	Item 5. Market for Rgistrant’s Common Equity, Related to Stockholder Matters and Issuer Purchases of Equity Securities, page 10.

Please provide the information required by Item 701 of Regulation S-K with regards to all equity securities of Chineseinvetsors.com sold by the company during the last fiscal year that were not registered under the Securities Act.

A fuller description of the private placements of the Company’s securities over the last three years as contemplated by Item 701 of S-K now appears in item 5 of the Form 10-K/A amendment 2.

The following disclosure is in our financial statements:

As of May 31, 2015 and 2014, the Company was authorized to issue 80,000,000 shares of common stock, $0.001 par value per share. In addition, 20,000,000 shares of $.001 par value preferred stock were authorized. All common stock shares have full dividend rights. However, it is not anticipated that the Company will be declaring distributions in the foreseeable future.

During the year ended May 31, 2015, shareholders converted 380,000 shares of preferred stock for 475,000 shares at a conversion rate of 1.25 per share of preferred stock.

During the year ended May 31, 2015, the Company granted 50,000 shares of common stock for compensation. The stock was valued at $0.50 per share. The compensation and consulting expense was recorded as general and administrative expenses for the year ended May 31, 2015.

Series B Convertible Preferred Stock

The Company issued 1,885,000 shares of preferred stock as Series B convertible preferred stock for total proceeds of $1,885,000. The terms of the preferred stock allow the holder to convert each share of preferred stock into 2.5 shares of common stock at any time after six months from the date of issuance. The holders of shares of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could convert. The holders of shares of preferred stock are entitled to receive a dividend of $0.06 per share per annum for the first two years from the issuance of the instruments which has been recorded as an accrued dividend on the liabilities section of the balance sheet. The proceeds were used for general and administrative costs of the Company’s operations.

All of the foregoing securities were issued under the exemption from registration under Section 4(a)(1) of the Securities Act and Regulation D. All of the foregoing securities were directly placed by the Company. No underwriter or broker was used in connection with the sale of the Company’s securities.

3.	Item 10. Directors, Executive Officers and Corporate Governance, page 14

We note your response to comment 7. Please provide all of the information required by Item 405 of Regulation S-K.

3. We have supplemented our disclosure to include the purchases made by Warren Wang based on the Forms 3, 4 and 5 that he filed.

Celeste Murphy, Esq.

Legal Branch Chief

March 25, 2016

4.	Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

We reiterate our comment number 8. Please clarify your statement that “current ownership” of common stock “currently stands at 12,403,736 shares.” We note your disclosure that as of August 31, 2015 there were only 7,249,305 shares of common stock outstanding. We also note your previous discussion of Class A and Class B preferred shares; as appropriate, please provide the information required by Item 403 of Regulation S-K for these two classes of securities.

Disclosure has been updated with the following: Current Ownership (options included) currently stands at 7,638,340 shares of common stock (includes 389,035 options). There are no 5% or more shareholders of the common stock. Management’s ownership of the common stock is disclosed. No officer or director of the Company owns any shares of either the Series A or Series B convertible preferred stock.

5.	Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

We note that the report of your independent auditor, included in your amended Form 10- K, does not address restatements made in the reissued audited financial statements. Please have your auditor explain to us their consideration of the impact of the restatements when reissuing their report and the consideration given to including an emphasis paragraph in their report in accordance with AS 3101.18A.

The report has been updated as required.

6.	Statement of Stockholders ’ Equity (Deficiency), page F-4

We reiterate comment 10. Reconcile for us the unrealized loss on available for sale securities of $367,150 for the year ended May 31, 2014, as reported on page F-4, to the net unrealized gain on available for sale securities of $474,075 for the same year reported on page F-5.

The error on our financial statements has been corrected. The Net unrealized loss of $367,150 is reported on both the balance sheet and statement of Stockholders’ Equity. This change has also been noted in our correction of an error footnote.

Celeste Murphy, Esq.

Legal Branch Chief

March 25, 2016

7.	We reiterate comment 11. Reconcile for us Other Comprehensive Income, as reported on pages F-4 and F-5, for both reporting periods.

On page F-4 Other Comprehensive income is (367,150) for the period ending May 31, 2014 which is the same amount reflected on the Income Statement in other comprehensive income.

On page F-4 Other Comprehensive income is 823,615 for the period ending May 31, 2015 which is the same amount reflected on the Income Statement in other comprehensive income.

8.	Financial Statements

Please amend your annual and interim financial statements to include the (correction of an error) disclosure required by ASC 250-10-50-6 through 50-11. Include prominent captions on the face of each affected financial statements indicating which have been restated.

We have updated the financial statements as required.

9.	Statement of Comprehensive (Loss) and Income, page F-5

It appears from the revision made to page F-13, in response to comment 14, your Series A and Series B Convertible Preferred shares are participating securities. Tell us your consideration on the guidance of ASC 260-10-45-59A through 70, and as appropriate include the disclosures specified by ASC 260-10-50.

We reflected the preferred stock dividend on the face of the income statement after net income/(loss) before income attributable to common shareholders. The only way preferred shareholders would participate in earnings is if they converted into common stock. Only the one class of common stock participates in earnings. As the Company currently has a net operating loss it would be antidilutive to include them in current earnings. As such, diluted earnings per share was not presented on the financial statements.

Celeste Murphy, Esq.

Legal Branch Chief

March 25, 2016

10.	Statements of Cash Flows, page F-62. Critical Accounting Policies and Estimates Investments, available for sale, in affiliate, page F-9

We reiterate comment 19. Explain to us why you believe you no longer have significant influence over Medicine Man Technologies. In this regard, it appears you own approximately 28% of the common stock of this affiliate, you control a majority vote of its Board of Directors, and you fill the majority of your affiliate’s executive positions with your own executive personnel. As part of your response to this comment, please provide us an analysis of:

•	your ownership interest in Medicine Man Technologies from date of inception to the date of your response;

•	any changes in Medicine Man Technologies’ Board of Directors and senior executive personnel; and

•	your consideration of each indicator of significant influence specified by ASC 323-10-15-6.

ASC 323-10-15-6 states “Ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following (our observations are indicated by the open bullet point):

•	Representation on the board of directors
o	The Company does not believe it controls a majority of the vote of the Board of Directors. James Toreson is an independent board member who sits on both Chineseinvestors.com, Inc. board and Medicine Man Technologies board. The relationship is one of using a similar service provider not one of Chineseinvestors.com, Inc. putting a person they select in order to exercise control over the board. With Mr. Toreson as an independent director on both boards there is only one of the three board members, Mr. Roper, who is a direct representative of Chineseinvestors.com, Inc. on the Medicine Man Board.
•	Participation in policy-making processes
o	Medicine Man Technologies sets it own policy and has not allowed Chineseinvestors.com, Inc. to participate in its policy-making process.
•	Material intra-entity transactions
o	The Company does not believe it has material intra-entity transactions.
•	Interchange of managerial personnel
o	The Company does not provide the majority of the affiliate’s executive positions with our personnel. Mr. Dickman is the owner of a consulting firm that provides fractional CFO services to small public companies. He was independently selected by both companies to perform that role at this time. Similar to the relationship with Mr. Toreson, the relationship is one of using a similar service provider to perform a similar service to two companies. The only shared managerial position is Mr. Roper who is the CEO of both companies.
•	Technological dependency
o	The Companies are in completely different markets and there is no technological dependency.
•	Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).
o	Chineseinvestors.com, Inc. has owned roughly 28% of the outstanding common stock of Medicine Man since inception.
o	The Williams family has owned roughly 56% of the outstanding common stock since inception. The Williams family exercises control over Medicine Man.

Celeste Murphy, Esq.

Legal Branch Chief

March 25, 2016

ASC 323-10-15-6-f specifies that “extent of ownership by an investor in relation to the concentration of shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor”. However, it does not specifically overrule ASC 323-10-15-10-C which points out that an investor “may be unable to exercise significant influence over the operating and financial policies of an investee (if)…majority ownership of the investee is concentrated amount a small group of shareholders who operate the investee without regard to the views of the investor.”

The ASC directions were written in such a way as to require management to determine the proper application of these rules based upon their judgment. In this case, initially as the Medicine Man Technologies was getting started in the view of management we did have significant influence as the Williams family was not involved in a material way in the day to day activities in the new company, Medicine Man Technologies, Inc. After the Company was fully operational the majority owners, primarily Mr. Williams became very involved in the daily operations and governance of the entity and made clear his intention of making all material decision independent of Chineseinvestors.com. and its management team. At that time Chineseinvestors.com, Inc.’s management reviewed the financial presentation of this transaction and determined it would be inappropriate to continue to account for the transaction as the operations of the Company had significantly changes though the numeric facts had not. Chineseinvestors.com, Inc. also put in place a plan to liquidate a significant portion of its holdings over the following year.

As of the date of the response Chineseinvestors.com Inc. has sold several tranches of Medicine Man Technologies stock to private investors for $.90 per share which is significantly over the value carried on our financial statements of $.41 at year end.

It is the opinion of management that this transaction has been accurately presented in compliance with all direction of ASC 323-10 since inception.

11.	Investments, available for sale, in affiliate, page F-9

We note the disclosure added to page F-11 indicating that your Level Three financial instruments were valued by a profession independent appraiser. We further note that the fair value of your Level Two financial instruments remains unchanged from year to year and appears to be based upon single historic third party transaction. Please revise as previously requested in comment 20 and include descriptions of the valuation techniques and the inputs used in the fair value measurements of your Level II and Level III financial instruments, for each period presented, as required by ASC 820-10-5-1.a, 50-A, 50-2.bbb.f and 50-2.bbb.g.

Celeste Murphy, Esq.

Legal Branch Chief

March 25, 2016

The Company has continuously monitored the ongoing progress of the private company that comprises its Level II financial instruments and evaluated the need for a right down or value adjustment. The Investee is continuing to progress on its business plan and has raised additional capital through other instruments but has not sold additional stock in the same class with price point the Company management has determined the best determination is the value as stated.

The disclosure has been updated to include a description of the valuation techniques and inputs used.

12.	Commissions, page F-10

Clarify your revised disclosure regarding your obligation, to one of your executives, for work related to Medicine Man Technologies. Disclose whether or not this executive was (and is) due a fixed cash payment of $0.41 per share to be paid if or when underlying shares in Medicine Man Technologies are sold. If the obligation is not fixed in amount please disclose how amounts due will be determined. Disclose the contractual terms of this obligation.

Disclosure has been updated to specify that the executive as and is due a fixed cash payment of 10% of value $.41 per share. The obligation due is fixed. All material contractual terms are disclosed in the financial notes.

13.	Further, as previously requested, please explain to us your consideration of whether or not this obligation contains an underlying and your consideration of whether you should account for this instrument as a derivative under ASC 815.

There is no underlying as the liability amount is fixed as explained in the response to comment 12.

14.	Form 10-Q for the Fiscal Quarter Ended November 30, 2015 Statement of Comprehensive (Loss) and Income, page 4

We note that the line-item net income for the three and six month periods ended November 30, 2015, on page 4, reflects instead the amount of net income/(loss) available to common shareholders for that year. Please revise to present a line-item for net income/(loss) for the reporting periods, a sum that excludes deemed dividend for beneficial conversions of convertible preferred stock.

We have revised financial statements appropriately.

Celeste Murphy, Esq.

Legal Branch Chief

March 25, 2016

15.	We note that diluted net loss per share attributable to common shareholders is smaller than the reported amounts for basic loss per share attributable to common shareholders in three reporting periods. Please revise to omit anti-dilutive potential common shares from your dilutive loss per share calculations.

We have revised financial statements appropriately.

16.	In future filings, please omit presentations of comprehensive income/(loss) per share.

We have revised current financial statements and will omit that presentation in future filings.

17.	Statements of Cash Flows, page 5

Reported amounts of cash provided by and used for several line -items in the cash flows statement for the six months ended November 30, 2015 do not appear to agree with changes in balance sheet line items from prior year-end to this interim period. Please reconcile for us the amounts reported on page 5 to those on page 3 for the following line - items:

•	Accounts Payable
•	Unearned Rental Income
•	Deferred Revenue
•	Accrued Liabilities
•	Accrued Dividend, and
•	Deferred Interest.

Otherwise, please revise.

We have revised financial statements appropriately.

18.	Item 2. Management’s Discussion and Analysis Quarterly Revenues and Expenses, page 16

Please expand your discussion and analysis of your declining subscription revenues as required by Instructions 3 and 4 to paragraph (b) of Item 303 of Regulation S-K. Identify and explain the causes for material changes in this revenue line -item and discuss whether or not such changes are representative of your on-going business.

Celeste Murphy, Esq.

Legal Branch Chief

March 25, 2016

We have added additional disclosure as requested.

19.	Similarly, please expand your discussion and analysis of your declining business service revenues. Clarify whether or not the continuing reduction of your investor relations offerings reflects your current operating plans or whether it is not necessarily representative of your on-going business.

We have added additional disclosure as requested.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff

Michael E. Shaff

cc:	Mr. Brett Roper
Mr. Paul Dickman